Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email:  steve.walker@protective.com

June 12, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

RE:          Protective Life Corporation
 Form 10-K for fiscal year ended December 31, 2008
 File No. 001-11339

Dear Mr. Rosenberg:

This letter relates to the response of Protective Life Corporation (“the Company”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 Annual Report”) contained in your letter dated May 7, 2009 addressed to Mr. Richard J. Bielen.  Our response was furnished to you yesterday June 11, 2009 via the EDGAR system.  This letter contains a revised response to Comment 8 to provide additional information that was inadvertently omitted in our previous response.  The omitted information was not material, but we wanted to provide this supplement to make our response complete.

For your convenience, we have included Comment 8 below along with our revised response thereto.

Form 10-K for fiscal year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 8:

Disclose the nature and type of assets underlying any asset-backed securities classified as Level 3, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

Response:

The following will be added to the section entitled “Fair Value of Financial Instruments” within MD&A in future filings:

Of the Company’s $1.99 billion of assets classified as Level 3 assets, $1.55 billion were asset-backed securities.   Of this amount, $687 million were student loan related asset-backed securities, $856 million were commercial mortgage-backed securitizations and $5 million were other mortgage-backed securities.  The years of issuance of the asset-backed securities are as follows:

Year of issuance	Amount
(in millions)

1997	$ 150
2002	281
2003	185
2004	112
2005	5
2006	13
2007	802
$ 1,548

The asset-backed securities were rated as follows:  $1.31 billion were AAA rated, $83 million were AA rated, $58 million were A rated, $21 million were BBB rated, and $76 million were below investment grade.  We do not expect any downgrade in the ratings of the securities related to student loans since the underlying collateral of the student loan asset-backed securities is guaranteed by the U.S. Department of Education.

*           *           *           *           *

In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer

cc:           Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation